VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                  222 NORTH LASALLE STREET
                CHICAGO, ILLINOIS  60601-1003
                        312-609-7500
                  FACSIMILE:  312-609-5005

February 20, 1997

Board of Trustees
Jackson National Capital
  Management Funds
5901 Executive Drive
Lansing, Michigan  48909

Re:  24f-2 Notice for Jackson National Capital Management
     Funds
     File Nos. 33-46590 and 811-6611

Dear Trustees:

     We have acted as counsel to Jackson National Capital
Management Funds (the "Fund") since its organization in connection with its public offering of an indefinite number of units of beneficial interest, no par value ("Shares"), from each of the five authorized series of the Fund.

     Based upon the foregoing, it is our opinion that the Shares issued, as reported on the accompanying Notice pursuant to Rule 24f-2 reporting sales and redemptions during the period November 1, 1996 through December 23,
1996, were legally issued, fully paid and nonassessable.

     In rendering this opinion, we have relied upon an Officer's Certificate executed by an officer of the Fund representing, among other things, that all Shares of the Fund have been issued at the net asset value per share next determined after the Fund's receipt of an order in proper form and payment therefor from the investor, as described in the Fund's Prospectus and Statement of Additional Information.

     We hereby consent to the filing of this opinion with the Securities and Exchange Commission pursuant to Rule 24f-2 promulgated under Section 24(f) of the Investment Company Act of 1940, together with the Fund's Rule 24f-2 Notice.

Sincerely,

/s/  Vedder, Price, Kaufman & Kammholz

VEDDER, PRICE, KAUFMAN & KAMMHOLZ